UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*1

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Stephen C. Pugh

President and Chief Executive Officer

Avalon Energy, LLC

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

(212) 446-8166

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

W. Phillip Whitcomb, Esq. Munsch Hardt Kopf & Harr, P.C. 500 N. Akard Street #3800 Dallas, Texas 75201 (214) 855-7556	Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

This filing constitutes Amendment No. 1 to the Schedule 13D filed by Avalon Energy, LLC on November 13, 2018 with the Securities and Exchange Commission, and the initial Schedule 13D for Montare Resources I, LLC.

CUSIP No. 80007A102

1.	Names of Reporting Persons Avalon Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,125,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,125,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.00%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Avalon Energy, LLC, a Texas limited liability company, on November 11, 2018, by furnishing the information set forth below. This Schedule 13D constitutes the initial Schedule 13D by Montare Resources I, LLC, a Texas limited liability company. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is jointly filed by and on behalf of each of Avalon Energy, LLC, a Texas limited liability company (“Avalon Energy”), and Montare Resources I, LLC, a Texas limited liability company (“Montare”, and together with Avalon Energy, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Avalon Energy is the record and direct beneficial owner of the Common Units covered by this Schedule 13D. Montare declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that Montare is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Common Units.

Avalon Energy is now a subsidiary Avalon Exploration and Production LLC (“Avalon E&P”), a Texas limited liability company. The names and present principal occupation or employment of the managers and executive officers of Avalon E&P (the “Avalon Principals”) are: (i) Carter R. Montgomery, Chairman of the Board of Managers and Executive Chairman; (ii) Stephen C. Pugh, member of the Board of Managers and Chief Executive Officer and President; (iii) A. Brandon Hall, member of the Board of Managers and Executive Vice President and Chief Financial Officer; (iv) Bonnie F. Seggelink, Vice President – Administration, Treasurer and Secretary; and (v) Trevor Farr, member of the Board of Managers. Dickie D. Hunter is currently the President of Montare and certain of its affiliated entities.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of (i) Avalon E&P, Avalon Energy and the Avalon Principals is 5000 Quorum Drive, Suite 205, Dallas, Texas 75254 and (ii) Montare and Mr. Hunter is 400 East Las Colinas Blvd., Suite 680, Irving, Texas 75039.

(c) The principal business of Avalon Energy is an oil and natural gas exploration company headquartered in Dallas, Texas, with its principal focus on the exploration and production of hydrocarbons in the Permian Basin of West Texas. The Issuer is the holder of overriding royalty interests in certain of the properties currently operated by an affiliate of Avalon E&P and Avalon Energy. The principal business of Montare and its affiliates is the acquisition and ownership of oil and gas properties or interests therein for investment purposes and the subsequent operation thereof.

(d) No Reporting Person or any person listed in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or any person listed in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person is Texas. The Avalon Principals and Mr. Hunter are citizens of the United States of America.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“The Common Units acquired by Avalon Energy from SandRidge E&P were originally acquired for investment purposes. However, given the financial condition of both Avalon Energy and the Issuer and various other factors, Avalon Energy has determined that it is necessary to explore strategic alternatives that may be available with respect to its investment in the Issuer and Avalon Energy’s other assets. Accordingly, on August 26, 2020, Montare, Avalon Energy and certain of their respective affiliates entered into a Contribution and Support Agreement (the “Contribution and Support Agreement”), pursuant to which Avalon Energy, among other things, (i) agreed to, subject to certain conditions, contribute all of the Common Units beneficially owned by Avalon Energy and all other assets, owned by Avalon Energy (including the working interests underlying the overriding royalty interests held by the Issuer) to Montare in exchange for interests in Montare or an affiliate thereof (the “Contribution Transaction”), (ii) granted exclusivity and an irrevocable proxy to Montare to vote all Common Units beneficially owned by Avalon Energy, (iii) agreed to support Montare’s acquisition of all of the issued and outstanding Common Units not owned by Avalon Energy pursuant to a merger of Montare (or a newly organized subsidiary of Montare) with and into the Issuer, with Montare (or its subsidiary, as applicable) surviving the merger (or another alternative transaction with respect to the Issuer acceptable to Montare) (the “Montare Transaction”), and any related actions taken by Montare with respect to the Montare Transaction, including by exercising any of Avalon Energy’s rights under the Trust agreement, and (iv) to not take any action that, directly or indirectly, is detrimental to or hinders Montare’s ability to consummate the Montare Transaction. The consummation of the Contribution Transaction is subject to certain conditions, including Montare’s determination in its sole and absolute discretion that all conditions necessary for the consummation of the Montare Transaction have been satisfied or waived.

Montare has previously contacted The Bank of New York Mellon Trust Company, N.A., in its capacity as trustee of the Issuer (the “Trustee”), regarding the Montare Transaction and may have additional discussions with the Trustee in the future with respect to the Montare Transaction. In connection with entering into the Contribution and Support Agreement, Montare issued a Press Release on August 27, 2020, describing the Contribution and Support Agreement and related transactions. This description of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Montare also entered into a Participation Agreement with Washington Federal, Avalon Energy’s lender, with respect to the Loan Agreement by and among Avalon Energy, Avalon TX Operating, LLC, a Texas limited liability company and affiliate of Avalon Energy, and Washington Federal (as amended from time to time, the “WaFed Loan”), whereby Montare purchased an undivided participation interest in the WaFed Loan (the “Participation Agreement”). Pursuant to the Participation Agreement, Montare has the right to purchase the WaFed Loan in the event Avalon Energy does not meet the conditions of the WaFed Loan.

In addition, the Reporting Persons have had and may engage in additional communications with one or more Common Unit holders, the Trustee, or other representatives of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) changes in the trustees of the Issuer; (e) a material change in the present capitalization of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the strategies or ideas set forth in this Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following paragraph:

“The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference into this Item 5. Montare declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that Montare is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Common Units. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following sentence:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Press Release (filed herewith)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2020

AVALON ENERGY, LLC

By:	/s/ A. Brandon Hall
Name:	A. Brandon Hall
Title:	Executive Vice President and Chief Financial Officer

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Press Release (filed herewith)